Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) For the three and six month periods ended June 30, 2026 Greenfire Resources Ltd.

Greenfire Resources Ltd.

Condensed Interim Consolidated Statements of Financial Position

All amounts expressed in thousands of Canadian dollars (unaudited)

		June 30	December 31
As at	note	2026	2025
Assets
Current assets
Cash		$2,962	$41,974
Accounts receivable	10	69,616	66,186
Inventories		21,351	20,596
Prepaid expenses and deposits		5,903	9,422
Risk management contracts	10	1,632	11,016
Assets held for sale	3	3,929	-
		105,393	149,194
Non-current assets
Property, plant and equipment	3	1,055,144	990,094
Deferred income tax asset		151,479	146,156
		1,206,623	1,136,250
		1,312,016	1,285,444
Liabilities
Current liabilities
Accounts payable and accrued liabilities		86,841	88,432
Current portion of lease liabilities and other		2,381	3,276
Warrant liability	6	6,300	4,128
Risk management contracts	10	11,901	-
Liabilities associated with assets held for sale	3,5	2,932	-
		110,355	95,836
Non-current liabilities
Risk management contracts	10	7,000	-
Debt	4	24,636	-
Lease liabilities and other		5,104	2,829
Decommissioning liabilities	5	18,060	19,922
		54,800	22,751
		165,155	118,587
Shareholders’ equity
Share capital	7	462,872	462,935
Contributed surplus		7,917	8,310
Retained earnings		676,072	695,612
		1,146,861	1,166,857
		$1,312,016	$1,285,444

Commitments (note 11)

Subsequent event (note 13)

See accompanying notes to the condensed interim consolidated financial statements

2026 Q2 Financial Statements | 1

Greenfire Resources Ltd.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

All amounts expressed in thousands of Canadian dollars, except per share information (unaudited)

		Three months ended June 30		Six months ended June 30
	note	2026	2025	2026	2025
Revenues
Oil sales	8	$179,408	$144,542	$326,721	$328,179
Royalties		(7,941)	(3,932)	(12,224)	(10,756)
Oil sales, net of royalties		171,467	140,610	314,497	317,423
Gain (loss) on risk management contracts	10	23,270	35,662	(71,363)	40,910
		194,737	176,272	243,134	358,333
Expenses
Diluent expense		69,635	56,290	129,868	130,284
Transportation and marketing		11,578	12,415	23,980	26,600
Operating expenses		21,154	31,823	56,901	69,752
General and administrative		5,255	5,023	10,649	14,430
Stock-based compensation	7	80	398	148	1,650
Financing and interest	9	1,739	13,124	3,422	25,404
Depletion and depreciation	3	19,571	19,968	40,307	41,585
Exploration expenses		1,426	609	2,313	1,343
Other income		(502)	(703)	(1,500)	(1,373)
Loss (gain) on revaluation of warrants	6	(3,315)	(5,852)	2,172	(13,848)
Foreign exchange gain		(276)	(14,192)	(332)	(14,236)
Total expenses		126,345	118,903	267,928	281,591
Net income (loss) before taxes		68,392	57,369	(24,794)	76,742
Income tax recovery (expense)		(14,930)	(8,639)	5,254	(11,849)
Net income (loss) and comprehensive income (loss)		$53,462	$48,730	$(19,540)	$64,893
Net income (loss) per share
Basic and diluted	7	$0.43	$0.69	$(0.16)	$0.92

See accompanying notes to the condensed interim consolidated financial statements

2026 Q2 Financial Statements | 2

Greenfire Resources Ltd.

Condensed Interim Consolidated Statements of Changes in Shareholder’s Equity

All amounts expressed in thousands of Canadian dollars (unaudited)

Six months ended June 30	note	2026	2025
Share capital
Balance, beginning of period		$462,935	$164,402
Issuance of shares on exercise of share units	7	168	2,443
Share issuance costs, net of tax	7	(231)	-
Balance, end of period		462,872	166,845
Contributed surplus
Balance, beginning of period		8,310	8,921
Stock-based compensation		148	1,650
Issuance of shares on exercise of share units	7	(541)	(3,424)
Balance, end of period		7,917	7,147
Retained earnings
Balance, beginning of period		695,612	648,108
Net income (loss) and comprehensive income (loss)		(19,540)	64,893
Balance, end of period		676,072	713,001
Total shareholders’ equity		$1,146,861	$886,993

See accompanying notes to the condensed interim consolidated financial statements

2026 Q2 Financial Statements | 3

Greenfire Resources Ltd.

Condensed Interim Consolidated Statements of Cash Flows

All amounts expressed in thousands of Canadian dollars (unaudited)

		Three months ended June 30		Six months ended June 30
	note	2026	2025	2026	2025
Operating activities
Net income (loss)		$53,462	$48,730	$(19,540)	$64,893
Items not affecting cash:
Income tax (recovery) expense		14,930	8,639	(5,254)	11,849
Unrealized loss (gain) on risk management contracts	10	(63,137)	(25,839)	28,285	(32,188)
Depletion and depreciation	3	19,418	20,180	39,927	41,928
Stock-based compensation	7	80	398	148	1,650
Financing expense	9	809	2,501	1,391	4,256
Foreign exchange gain		(275)	(14,914)	(342)	(15,106)
Loss (gain) on revaluation of warrants	6	(3,315)	(5,852)	2,172	(13,848)
Other income		-	-	(201)	-
Decommissioning costs	5	(59)	-	(134)	-
Change in non-cash working capital	12	13,660	(16,111)	(9,516)	(11,029)
Cash provided by operating activities		35,573	17,732	36,936	52,405
Financing activities
Draw (repayment) of debt	4	22,352	-	26,500	(7)
Debt issuance costs	4	(320)	-	(2,107)	-
Share issuance costs	7	-	-	(300)	-
Payment of lease liabilities		(208)	(118)	(1,014)	(2,048)
Cash provided by (used in) financing activities		21,824	(118)	23,079	(2,055)
Investing activities
Property, plant and equipment expenditures	3	(56,662)	(10,840)	(106,255)	(37,139)
Change in non-cash working capital (accrued additions to PP&E)	12	1,614	(7,111)	7,092	(8,626)
Cash used in investing activities		(55,048)	(17,951)	(99,163)	(45,765)
Exchange rate impact on cash held in foreign currency		69	(1,921)	136	(2,024)
Change in cash		2,418	(2,258)	(39,012)	2,561
Cash, beginning of period		544	72,238	41,974	67,419
Cash, end of period		$2,962	$69,980	$2,962	$69,980

See accompanying notes to the condensed interim consolidated financial statements

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Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

1.	CORPORATE INFORMATION

Greenfire Resources Ltd. (the “Company” or “Greenfire”) was incorporated under the laws of Alberta on December 9, 2022. Greenfire’s common shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “GFR”. The Company’s corporate head office is located at 800, 350 7th Avenue SW, Calgary, AB T2P 3N9.

Greenfire is engaged in the exploration, development and operation of oil properties in the Athabasca oil sands region of Alberta. These condensed interim consolidated financial statements (the “financial statements”) are comprised of the accounts of Greenfire and its wholly owned subsidiary.

As at June 30, 2026, approximately 72.0% of the Company’s common shares were owned by certain limited partnerships comprising Waterous Energy Fund and its affiliates (collectively, “WEF”).

2.	BASIS OF PRESENTATION

Preparation

These financial statements have been prepared in accordance with IAS 34: “Interim Financial Reporting”, using the same accounting policies as those set out in Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2025, which were prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The financial statements should be read in conjunction with the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2025.

The Company has adopted all published standards, interpretations or amendments to accounting standards issued by the IASB, that are effective for annual periods beginning on or after January 1, 2026. There was no material impact to the financial statements.

In these financial statements, all amounts are expressed in Canadian dollars (“$CAD”), unless otherwise indicated, which is the Company’s functional currency. These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at their fair value.

These financial statements were approved by Greenfire’s Board of Directors on August 5, 2026.

3.	PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

	Developed properties	Right-of-use assets	Corporate assets	Total
Cost
Balance as at December 31, 2025	$1,313,717	$3,982	$1,127	$1,318,826
Additions	103,104	3,240	2,354	108,698
Transfers of right-of-use assets	1,995	(1,995)	-	-
Change in decommissioning liabilities	208	-	-	208
Transferred to assets held for sale	(3,929)	-	-	(3,929)
Balance as at June 30, 2026	1,415,095	5,227	3,481	1,423,803
Accumulated Depletion, Depreciation and Amortization
Balance as at December 31, 2025	327,145	916	671	328,732
Depletion and depreciation (1)	39,204	440	283	39,927
Balance as at June 30, 2026	366,349	1,356	954	368,659
Net Book Value
Balance as at December 31, 2025	$986,572	$3,066	$456	$990,094
Balance as at June 30, 2026	$1,048,746	$3,871	$2,527	$1,055,144

(1)	As at June 30, 2026, $0.6 million of depletion and depreciation was capitalized to inventory (December 31, 2025 - $1.0 million).

2026 Q2 Financial Statements | 5

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

In May 2026, Greenfire entered into a definitive asset sale agreement with respect to the sale of certain non-producing assets to an arm's length party for cash proceeds of approximately $5.5 million, subject to customary closing adjustments. The transaction remains subject to customary regulatory approvals, with a regulatory decision expected during the third quarter of 2026. Accordingly, property, plant and equipment with a carrying amount of $3.9 million and associated decommissioning liabilities (note 5) of $2.9 million have been classified as held for sale.

4.	DEBT

The following table summarizes Greenfire’s debt:

As at	June 30, 2026	December 31, 2025
Senior credit facility	$26,500	$-
Unamortized debt issuance costs	(1,864)	-
Debt	$24,636	$-

Senior Credit Facility

Greenfire has a reserve-based credit facility (the “Senior Credit Facility”) comprised of a $30.0 million operating facility and a $245.0 million syndicated facility, providing total committed credit of $275.0 million (December 31, 2025 - $275.0 million). The Senior Credit Facility’s borrowing base is subject to a semi-annual review, occurring in May and November each year, and is established based on the lenders’ evaluation of the Company’s bitumen reserves, incorporating their prevailing commodity price assumptions.

During the second quarter of 2026, the Company completed its semi-annual review of the Senior Credit Facility. Following unanimous consent of lenders, the borrowing base remained unchanged, and the maturity date was extended from November 30, 2027, to May 31, 2028. Subsequent to June 30, 2026, the borrowing base of the Senior Credit Facility was increased to $1.0 billion and maturity was extended to August 5, 2028 (note 13).

The Senior Credit Facility is available on a revolving basis, may be drawn in Canadian or U.S. dollars, and bears interest at floating rates based on applicable Canadian or U.S. benchmark rates(1), plus applicable margins. The applicable margin is determined on a quarterly basis by reference to the Company’s trailing twelve-month Debt to EBITDA Ratio(2). The undrawn portion of the Senior Credit Facility is subject to a standby fee.

The Senior Credit Facility is secured by a first-priority security interest over substantially all of the Company’s assets. The Senior Credit Facility contains customary restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, create or permit liens to exist, pay dividends, redeem stock, and sell assets. The Senior Credit Facility is not subject to any financial covenants.

Letter of Credit Facility

Greenfire maintains a separate $75.0 million letter of credit facility with a financial institution that is supported by Export Development Canada’s Account Performance Security Guarantee program (the “EDC APSG Facility”). During the second quarter of 2026, the EDC APSG Facility capacity was increased from $55.0 million to $75.0 million. The EDC APSG Facility is available on a demand basis. As at June 30, 2026, the Company had $54.0 million (December 31, 2025 - $54.0 million) in letters of credit outstanding under the EDC APSG Facility. Letters of credit issued under the EDC APSG Facility do not reduce Greenfire’s borrowing capacity under the Senior Credit Facility. The Company and its subsidiary have indemnified Export Development Canada for any payments made to the financial institution; however, the obligations under such indemnity are unsecured.

(1)	Benchmark rates available include the Canadian prime rate, U.S. base rate, Canadian overnight repo rate average, and the secured overnight financing rate.
(2)	As defined in the Senior Credit Facility Agreement.

2026 Q2 Financial Statements | 6

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

Senior Secured Notes

On September 20, 2023, Greenfire issued US$300 million of senior secured notes (the “2028 Notes”). The 2028 Notes bore interest at a fixed rate of 12.00%, were to mature on October 1, 2028, and were secured by a second-priority lien on the Company’s assets. On December 19, 2025, the outstanding 2028 Notes were voluntarily redeemed at 106% of their principal amount. All accrued interest on the 2028 Notes was settled concurrently.

5.	DECOMMISSIONING LIABILITIES

As at	June 30, 2026	December 31, 2025
Balance, beginning of period	$19,922	$17,444
Liabilities incurred	208	134
Change in estimates	-	1,645
Decommissioning costs incurred	(134)	(1,133)
Accretion expense	996	1,832
Transferred to liabilities associated with assets held for sale (note 3)	(2,932)	-
Balance, end of period	$18,060	$19,922

The Company’s decommissioning liabilities relate to its net ownership interests in petroleum assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted escalated amount of cash flows required to settle its decommissioning liabilities to be approximately $351.0 million (December 31, 2025 - $342.8 million). For the period ended June 30, 2026, a credit-adjusted discount rate of 10.0% (December 31, 2025 - 10.0%) and an inflation rate of 2.0% (December 31, 2025 - 2.0%) were used to calculate the decommissioning liabilities. A 1.0% change in the credit-adjusted discount rate would change the discounted value of the decommissioning liabilities by approximately $3.9 million with a corresponding adjustment to PP&E. The decommissioning liabilities are estimated to be settled through 2078, with the majority being incurred between 2047 and 2078.

6.	WARRANT LIABILITY

On September 20, 2023, the Company issued approximately 7.5 million warrants. Each warrant is exercisable for 1.171 common shares of Greenfire at an exercise price of US$9.82 per share. The outstanding warrants expire on September 19, 2028, and contain a cashless exercise feature, permitting an exercise without the payment of the exercise price by the issuance of a net, lower number of common shares. The warrants are remeasured to their fair value at each reporting date with the change recognized through the statement of comprehensive income (loss). The following table summarizes the changes to the Company’s warrant liability.

	Warrants (‘000)	Fair value
Balance, January 1, 2025	7,527	$18,304
Gain on warrant liability revaluation	-	(14,176)
Balance, December 31, 2025	7,527	$4,128
Loss on warrant liability revaluation	-	2,172
Balance, June 30, 2026	7,527	$6,300

The fair value of each warrant was estimated using the Black Scholes Merton model with the following assumptions:

As at	June 30, 2026	December 31, 2025
Share price $US	$5.65	$4.76
Exercise price $US	$9.82	$9.82
Average risk-free interest rate	2.73%	2.57%
Average expected volatility (1)	40%	39%
Average expected life (years)	2.25	2.75

(1)	Expected volatility has been based on historical share volatility and that of similar market participants.

A 10% increase in the share price would increase warrant liability by $2.4 million with a corresponding adjustment to the statement of comprehensive income (loss).

2026 Q2 Financial Statements | 7

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

7.	SHARE CAPITAL AND PER SHARE AMOUNTS

Share Capital

As at June 30, 2026, the Company’s authorized share capital consists of an unlimited number of common shares without a nominal or par value. The following table summarizes the changes to the Company’s common share capital:

	Shares (‘000)	Amount
Balance, January 1, 2025	69,718	$164,402
Issued on exercise of share units(1)	542	2,561
Issued on rights offering(2)	55,147	298,653
Share issue costs, net of tax	-	(2,681)
Balance, December 31, 2025	125,407	$462,935
Issued on exercise of share units(1)	22	168
Share issue costs, net of tax	-	(231)
Balance, June 30, 2026	125,429	$462,872

(1)	Differences in the number of exercised units compared to those disclosed in stock-based compensation and the value recognized in contributed surplus relates to withholding taxes on issuances (Note 12).
(2)	On December 17, 2025, Greenfire completed a rights offering of its common shares to its shareholders.

Per Share Amounts

The following table summarizes the Company’s basic and diluted net income (loss) per share:

	Three months ended June 30		Six months ended June 30
(thousands of shares, except per share information)	2026	2025	2026	2025
Weighted average shares outstanding - basic	125,428	70,119	125,420	70,538
Weighted average share units outstanding	42	100	42	100
Weighted average anti-dilutive share units	-	-	(42)	-
Weighted average shares outstanding - diluted	125,470	70,219	125,420	70,638
Basic and diluted net income (loss) per share	$0.43	$0.69	$(0.16)	$0.92

Outstanding Share Units

A summary of the outstanding Restricted Stock Units (“RSUs”) and Performance Share Units (“PSUs”), collectively the share units, is as follows:

(thousands of units)	RSUs	PSUs	Total
Balance, January 1, 2026	84	249	333
Exercised(1)	(39)	-	(39)
Forfeited / Expired	(3)	(57)	(60)
Balance, June 30, 2026	42	192	234

(1)	Differences in exercised awards compared to those disclosed in share capital relate to withholding taxes on share issuance (Note 12).

As at June 30, 2026, none of the outstanding share units were exercisable (December 31, 2025 – nil).

2026 Q2 Financial Statements | 8

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

8.	REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company’s revenue from contracts with customers consists of diluted and non-diluted bitumen sales.

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Diluted bitumen sales	$166,957	$135,841	$307,781	$310,206
Non-diluted bitumen sales	12,451	8,701	18,940	17,973
Oil sales	$179,408	$144,542	$326,721	$328,179

9.	FINANCING AND INTEREST

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Interest on debt(1)	$511	$9,780	$996	$19,778
Performance guarantee fees(2)	419	843	1,035	1,370
Interest expense	930	10,623	2,031	21,148
Amortization of debt issuance costs	243	1,913	243	2,912
Accretion of decommissioning obligations (Note 5)	498	458	996	916
Accretion of lease liabilities	68	130	152	428
Financing expense	809	2,501	1,391	4,256
Financing and interest expenses	$1,739	$13,124	$3,422	$25,404

(1)	Interest on debt includes standby fees and other miscellaneous charges.
(2)	Consists of fees charged related to the Letter of Credit Facility (Note 4).

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

A number of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining the fair values is disclosed in the notes specific to that asset or liability.

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

●	Level 1: Unadjusted quoted prices for identical assets or liabilities in active markets;

●	Level 2: Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability; and

●	Level 3: Significant unobservable inputs for use when little or no market data exists, requiring a significant degree of judgment.

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities included on the condensed interim consolidated balance sheet approximate the fair values of the respective assets and liabilities due to the short-term nature of those instruments. The carrying value of the outstanding debt approximated fair value due to the use of floating interest rates.

The Company’s risk management contracts and warrant liability are classified as Level 2 in the fair value hierarchy. To estimate the fair value of these instruments, the Company used observable market data and/or other sources utilizing assumptions that market participants would use to determine fair value.

2026 Q2 Financial Statements | 9

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

Market Risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates and interest rates, will affect the Company’s cash flow, income, or the value of its financial instruments.

Commodity Price Risk

The Company’s risk management program is designed to reduce the volatility of revenue and cash flow, generate sufficient cash flows to service debt obligations, and fund the Company’s operations. The Company’s risk management program may include hedging instruments such as fixed price swaps and option structures, including costless collars on WTI, WCS differentials, condensate differential, natural gas and electricity. The Company does not use financial derivatives for speculative purposes.

The Company’s commodity price risk management program does not involve margin accounts that require posting of margin with increased volatility in underlying commodity prices. Financial risk management contracts are measured at fair value, with gains and losses on re-measurement included in the consolidated statements of comprehensive income (loss) in the period in which they arise.

The Company’s financial risk management contracts are subject to master netting agreements that create the legal right to settle the instruments on a net basis. The following table summarizes the gross asset and liability positions of the Company’s individual risk management contracts that are offset in the consolidated statements of financial position:

As at	June 30, 2026	December 31, 2025
Gross assets	$1,632	$13,456
Amount offset	-	(2,440)
Risk management contracts – asset	$1,632	$11,016

Gross liability	$(21,420)	$-
Amount offset	2,519	-
Risk management contracts – liability	$(18,901)	$-

	Three months ended June 30		Six months ended June 30
	2026	2025	2026	2025
Realized loss on risk management contracts	$(39,867)	$9,823	$(43,078)	$8,722
Unrealized (loss) gain on risk management contracts	63,137	25,839	(28,285)	32,188
Gain (loss) on risk management contracts	$23,270	$35,662	$(71,363)	$40,910

As at June 30, 2026, the following financial commodity risk management contracts were in place, with oil volumes hedged in barrels (“bbl”) and natural gas volumes hedged in gigajoules (“GJ”):

	Instrument	Units	Volume (per day)	Swap Price	Put Price	Call Price
Q3 2026	WTI Costless Collar	US$ / bbl	7,500	-	$57.34	$66.26
Q3 2026	WTI Fixed Price Swap	US$ / bbl	3,500	$71.28	-	-
Q3 2026	WCS Differential Swap	US$ / bbl	14,000	$(12.80)	-	-
Q3 2026	AECO Swap	C$ / GJ	24,848	$2.30	-	-
Q4 2026	WTI Costless Collar	US$ / bbl	7,473	-	$59.01	$72.21
Q4 2026	WTI Fixed Price Swap	US$ / bbl	674	$68.83	-	-
Q4 2026	AECO Swap	C$ / GJ	27,000	$2.30	-	-
Q1 – Q4 2027	AECO Swap	C$ / GJ	27,000	$2.93	-	-
Q1 – Q4 2028	AECO Swap	C$ / GJ	27,000	$2.93	-	-

2026 Q2 Financial Statements | 10

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

Subsequent to June 30, 2026, Greenfire entered into the following financial commodity risk management contracts:

	Instrument	Units	Volume (per day)	Put Price	Call Price
Q1 2027	WTI Costless Collar	US$ / bbl	7,500	$67.50	$84.65

The following table illustrates the potential impact of changes in commodity prices on the Company’s net income (loss), before tax, based on the financial risk management contracts in place at June 30, 2026:

	10% change in commodity prices
As at June 30, 2026	Increase	Decrease
Increase (decrease) to fair value of the risk management contracts – oil	$(20,303)	$9,913
Increase (decrease) to fair value of the risk management contracts – natural gas	$5,503	$(5,037)

Foreign Currency Risk Management

The Company is exposed to foreign currency risk on any U.S. Dollar denominated cash, accounts receivable, risk management contracts, accounts payable and accrued liabilities, and debt. As at June 30, 2026, Greenfire’s net foreign exchange risk exposure was a US$8.7 million liability (December 31, 2025 – US$9.3 million asset), and a 10% change in the foreign exchange rate would result in a $1.2 million change in the foreign exchange gain or loss (December 31, 2025 - $1.3 million).

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate risk related to borrowings drawn under the Senior Credit Facility, as the interest charged on the credit facility fluctuates with floating interest rates. Any letters of credit issued are subject to fixed interest rates and are not exposed to changes in interest rates. A 1% change in the interest rate would result in a $0.1 million change in the interest expense for the six months ended June 30, 2026.

Credit Risk

As at	June 30 2026	December 31 2025
Trade receivables	$35,655	$32,482
Joint interest receivables	19,939	19,719
Accrued joint interest receivables	14,022	13,985
Accounts receivable	$69,616	$66,186

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable. The Company is primarily exposed to credit risk from receivables associated with its oil sales. The Company manages its credit risk exposure by transacting with high-quality credit worthy counterparties and monitoring credit worthiness and/or credit ratings on an ongoing basis. Trade receivables from oil sales are generally collected on the 25th day of the month following production. Joint interest receivables are typically collected within one to three months of the invoice being issued. Accrued joint interest receivables represent the Company’s partners’ share of operating, and capital costs incurred or accrued at the reporting date that have not yet been invoiced. All risk management contracts are held with large financial institutions. The Company has not previously experienced any material credit losses on the collection of accounts receivable.

At June 30, 2026 and December 31, 2025 the Company was exposed to concentration risk associated with its outstanding trade receivables and joint interest receivables balances. Of the Company’s trade receivables at June 30, 2026, 94% was receivable from three companies (December 31, 2025 - 86% receivable from three companies). At June 30, 2026, 100% of the Company’s joint interest receivables and accrued joint interest receivables were held by a single company (December 31, 2025- 100% by a single company). Maximum exposure to credit risk is represented by the carrying amount of accounts receivable on the statements of financial position. Subsequent to June 30, 2026, the Company has received $5.1 million from its joint interest partner.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s objective in managing liquidity risk is to maintain sufficient available reserves to meet its financial obligations at any point in time. The Company expects to achieve this objective through prudent capital spending, an active commodity risk management program and through strategies such as continuously monitoring forecast and actual cash flows from operating, financing and investing activities, and available credit facilities. Management believes that future cash flows generated from these sources will be adequate to settle Greenfire’s financial liabilities.

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Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

The following table details the Company’s contractual maturities of its financial liabilities at June 30, 2026, and December 31, 2025:

	As at June 30 2026		As at December 31 2025
	Less than one year	Greater than one year	Less than one year	Greater than one year
Accounts payable and accrued liabilities	$86,841	$-	$88,432	$-
Risk management contracts	11,901	7,000	-	-
Lease liabilities and other(1)	2,573	5,749	3,457	2,787
Debt(2)	-	26,500	-	-
Total financial liabilities	$101,315	$39,249	$91,889	$2,787

(1)	Amounts represent the expected undiscounted cash payments.
(2)	Amounts represent undiscounted principal only and exclude interest and transaction costs.

The Company also has provisions as disclosed in Note 5 and commitments as disclosed in Note 11.

11.	COMMITMENTS

In addition to the commitments disclosed elsewhere in the financial statements, Greenfire has assumed commitments through its normal course of operations, primarily through transportation agreements.

	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Transportation commitments	$37,183	$74,881	$73,426	$200,511	$386,001
Other	2,428	-	-	-	2,428
Total commitments	$39,611	$74,881	$73,426	$200,511	$388,429

12.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table reconciles the net changes in non-cash working capital and other liabilities from the consolidated statements of financial position to the consolidated statement of cash flows:

	Three months ended June 30		Six months ended June 30
($ thousands)	2026	2025	2026	2025
Change in accounts receivable	$13,743	$(5,043)	$(3,430)	$(3,946)
Change in inventories	(1,542)	(6,006)	(755)	(3,699)
Change in prepaid expenses and deposits	1,069	91	3,519	(1,305)
Change in accounts payable and accrued liabilities	2,047	(12,003)	(1,591)	(9,724)
	15,317	(22,961)	(2,257)	(18,674)
Other items impacting changes in non-cash working capital:
Withholding taxes on share units	(249)	(261)	(373)	(981)
Unrealized foreign exchange gain (loss) related to working capital	206	-	206	-
	15,274	(23,222)	(2,424)	(19,655)
Related to operating activities	13,660	(16,111)	(9,516)	(11,029)
Related to investing activities	1,614	(7,111)	7,092	(8,626)
Net change in non-cash working capital	$15,274	$(23,222)	$(2,424)	$(19,655)
Cash interest paid (included in operating activities)	$(930)	$(842)	$(2,031)	$(21,683)
Cash interest received (included in operating activities)	$108	$703	$479	$1,373

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Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

All amounts expressed in thousands of Canadian dollars, unless otherwise noted (unaudited)

13.	SUBSEQUENT EVENTS

Acquisition of Connacher Oil and Gas Limited

On August 5, 2026, Greenfire completed the previously announced acquisition of all of Connacher Oil and Gas Limited’s (“Connacher”) issued and outstanding common shares, for aggregate purchase price of approximately $1.297 billion, inclusive of closing adjustments related to the assumption of Connacher’s net working capital surplus (the “Acquisition”). The purchase price for the Acquisition was financed with: (i) an approximately $722 million draw on the Senior Credit Facility (upsized from $275.0 million); and (ii) a $575.0 million underwritten bridge facility (the “Bridge Facility”), which is expected to be repaid with proceeds from an anticipated rights offering of Greenfire common shares. Waterous Energy Fund, which currently holds approximately 72% of the Company’s common shares, has committed to providing a standby commitment of at least $575.0 million for the rights offering.

The Company is in the process of completing the initial accounting for the Acquisition. As a result, Greenfire has not finalized certain financial statement disclosures, including the preliminary purchase price allocation or the financial impact of the acquisition on the Company’s financial position or results of operations.

Increased Revolving Credit Facility

On August 5, 2026, in connection with the Acquisition, Greenfire closed the upsize of its Senior Credit Facility from $275.0 million to $1.0 billion. The Senior Credit Facility now matures on August 5, 2028.

Rights Offering

The Company filed a preliminary short form prospectus related to a rights offering of subscription receipts on July 27, 2026, and has also filed a corresponding registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “SEC”). As a result of Greenfire closing the Acquisition, the Company intends to file an amended and restated preliminary short form prospectus, and a corresponding amendment to the registration statement on Form F-10, relating to a rights offering of common shares rather than subscription receipts. The Company will use the proceeds from the rights offering to repay the Bridge Facility.

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